Exhibit A

Form of Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP and Certain Related Changes to the Registration Statement

[Form of Exhibit 8.1]

[Letterhead Fried, Frank, Harris, Shriver & Jacobson LLP]

[●], 2021

Navios Maritime Partners L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

Ladies and Gentlemen:

We have acted as counsel to Navios Maritime Partners L.P., a Republic of the Marshall Islands limited partnership (“Parent”), in connection with the Merger, as defined in the Agreement and Plan of Merger (the “Agreement”), dated as of December 31, 2020, by and among Parent, NMM Merger Sub LLC, a Republic of the Marshall Islands limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Navios Maritime Containers L.P., a Republic of the Marshall Islands limited partnership (“NMCI”), and Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and the general partner of NMCI (“NMCI General Partner”). All capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Registration Statement.

At your request, and in connection with the filing of the Form F-4 by Parent with the Securities and Exchange Commission (File No. 333-252139) (the “Registration Statement”), including the joint proxy statement/prospectus forming a part thereof, we are rendering our opinion regarding certain U.S. federal income tax matters.

In connection with this opinion, and with your consent, we have reviewed and relied upon the accuracy and completeness, without independent investigation or verification, of the following: (i) the Merger Agreement; (ii) the Registration Statement, including the joint proxy statement/prospectus forming a part thereof; (iii) the factual statements and representations made by and on behalf of NMCI, Parent and Merger Sub, in their respective tax representation letters (the “Tax Representation Letters”), dated as of the date hereof and delivered to us for purposes of this opinion and pursuant to Section 5.8(a) of the Merger Agreement; and (iv) such other documents, information and materials as we have deemed necessary or appropriate.

In rendering this opinion, we have assumed, with your permission, that: (1) all parties to the Merger Agreement, and to any other documents reviewed by us, have acted and will act in accordance with the terms of the Merger Agreement and such other documents; (2) the Merger will be consummated at the Effective Time pursuant to and in accordance with the terms and conditions set forth in the Merger Agreement, without the waiver or modification of any such terms and conditions, and as described in the Registration Statement, and the Optional Second Merger will be consummated immediately after the Effective Time; (3) all facts, information, statements, covenants, representations, warranties and agreements made by or on behalf of NMCI, Parent and Merger Sub, in the Merger Agreement, the Registration Statement and the Tax Representation Letters are as of the date hereof and, at all times up to and including the effective time of the Optional Second Merger will continue to be true, complete and correct; (4) all facts, information, statements, covenants, representations, warranties and agreements made by or on behalf of NMCI, Parent and Merger Sub, in the Merger Agreement, the Registration Statement and the Tax Representation Letters that are qualified by the knowledge and/or belief of any person or entity are and, at all times up to and including the effective time of the Optional Second Merger, will continue to be true, complete and correct as though not so qualified; (5) as to all matters as to which any person or entity represents that it is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement, there is in fact no plan, intention,

understanding or agreement and, at all times up to and including the effective time of the Optional Second Merger, there will be no plan, intention, understanding or agreement; and (6) for U.S. federal income tax purposes NMCI, Parent and Merger Sub will treat the Merger, together with the Optional Second Merger, as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and will not treat Section 367(a) of the Code as causing Parent to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Containers Common Units that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Parent immediately following the Merger). We also have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures and the legal capacity of signatories. Moreover, we have assumed that all facts, information, statements and representations contained in the documents we have reviewed were true, complete and correct at the time made and will continue to be true, complete and correct in all respects at all times up to and including the effective time of the Optional Second Merger and that all such facts, information, statements and representations can be established to the Internal Revenue Service or courts, if necessary, by clear and convincing evidence. If any of the assumptions described above are untrue for any reason, or if the Merger is consummated other than in accordance with the terms and conditions set forth in the Merger Agreement, our opinion as expressed below may be adversely affected.

Our opinion is based on the Code, the United States Treasury Regulations, case law and published rulings and other pronouncements of the Internal Revenue Service, as in effect on the date hereof. No assurances can be given that such authorities will not be amended or otherwise changed at any time, possibly with retroactive effect. We assume no obligation to advise you of any such subsequent changes, or to update or supplement this opinion to reflect any change in facts, circumstances or law after the date hereof. Any change in the applicable law or regulations, or any new administrative or judicial interpretation of the applicable law or regulations, may affect the continuing validity of our opinion.

Based upon and subject to the foregoing, and to the qualifications and limitations set forth herein, and in reliance upon the representations and assumptions described herein, we hereby confirm that the section of the Registration Statement entitled "Material U.S. Federal Income Tax Consequences of the Merger" sets forth our opinion as to the material U.S. federal income tax consequences of the Merger, together with the Optional Second Merger, to U.S. Holders of Navios Containers Common Units.

Our opinion relates solely to the specific matters set forth above, and no opinion is expressed, or should be inferred, as to any other U.S. federal, state, local or non-U.S. income, estate, gift, transfer, sales, use or other tax consequences that may result from the Merger. Our opinion is limited to legal rather than factual matters and has no official status or binding effect of any kind. Accordingly, we cannot assure you that the Internal Revenue Service or a court will agree with our opinion.

The opinion expressed herein is being furnished in connection with the filing of the Registration Statement and may not be used or relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,


200D#QrRoqB7n2ztC

NAVIOS MARITIME PART	Donnelley Financial	NY0146AM100136 14.4.11.0	ADG quinr0nd	03-Feb-2021 11:23 EST		112187 TX 6	9*
NMM FORM F-4	None		NYM	15-Jan-2021 16:02 EST	COMP	PS PMT	1C

If your Navios Containers Common Units are held in "street name" by a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Q: If I want to attend the Special Meeting, what do I do?

A: Holders of Navios Containers Common Units that want to attend the Special Meeting should come to the offices of Navios Containers, located at 7 Avenue de Grande Bretagne, Office 11B2, Monaco, at 10:00 a.m. local time, on [●], 2021. You are entitled to attend the Special Meeting only if you were a unitholder of record as of the close of business on the record date or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance to the Special Meeting. In addition, if you are a unitholder of record, your name will be verified against the list of unitholders of record on the record date prior to your being admitted to the Special Meeting. If you are not a unitholder of record, but hold units through a bank, broker or other nominee (i.e., in "street name"), you will need to bring your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Navios Containers Common Units as of the record date and, if you intend to vote at the Special Meeting, a legal proxy in your name from your bank, broker or other nominee, which you will need to present to the inspector of election with your ballot.

Q: What happens if I transfer or sell my Navios Containers Common Units before the Special Meeting or before completion of the Merger?

A: If you transfer or sell your Navios Containers Common Units after the record date but before the Special Meeting, you will retain your right to vote at the Special Meeting. However, you will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your Navios Containers Common Units through the effective time of the Merger.

Q: What if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement/ prospectus, the proxy card or the voting instruction form. This can occur if you hold your Navios Containers Common Units in more than one brokerage account, if you hold units directly as a holder of record and also in "street name," or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your Navios Containers Common Units are voted.

Q: When is the Merger expected to be completed?

A: Navios Containers and Navios Partners are working to complete the Merger as quickly as possible. In addition to obtaining the Unitholder Approval at the Special Meeting, other important conditions to the completion of the Merger exist. Assuming the satisfaction or waiver of all of the conditions in the Merger Agreement, Navios Partners and Navios Containers expect to complete the Merger in the first quarter of 2021. The Merger Agreement contains an end date and time of August 31, 2021 for the completion of the Merger. For a discussion of the conditions to the completion of the Merger, see the section entitled "The Merger Agreement—Conditions to the Merger."

Q: What are the material U.S. federal income tax consequences of the Merger to holders of Navios Containers Public Units?

A: It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger (as defined below), should qualify as a "reorganization" within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"). If the Merger so qualifies, U.S.



| NAVIOS MARITIME PART | Donnelley Financial | NY0146AM100136 14.4.11.0 | ADG quinr0nd | 03-Feb-2021 11:23 EST | | 112187 TX 7 | 10* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

Holders (as defined below in the section entitled "Material U.S. Federal Income Tax Consequences") of Navios Containers Public Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Containers Public Units for Navios Partners Common Units. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify as a "reorganization" within the meaning of Section 368(a) of the Code. You should read the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" and consult your own tax advisors regarding the U.S. federal income tax consequences of the Merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Q: Are there risks I should consider in deciding whether to vote for the Merger Agreement?

A: Yes. We have set forth a non-exhaustive list of risk factors that you should consider carefully in connection with the Merger. See the section entitled "Risk Factors" beginning on page 26.

Q: How will holders of Navios Containers Public Units receive the Merger Consideration?

A: Following the completion of the Merger, if you are a holder of record of Navios Containers Public Units at the effective time of the Merger, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration in exchange for your Navios Containers Public Units. You must return the completed letter of transmittal and surrender your Navios Containers Public Units as described in the instructions, and you will receive the Merger Consideration after the exchange agent receives your completed letter of transmittal and/or such other documents that may be required by the exchange agent. See the section entitled "The Merger—Conversion of Navios Containers Public Units."

Q: What will happen if the Merger is not completed?

A: If the Merger is not completed for any reason, you will not receive any consideration for your Navios Containers Public Units, and Navios Containers will remain an independent company with its common units continuing to be traded on Nasdaq.

Q: Who can help answer my additional questions about the Merger or voting procedures?

A: If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Containers' proxy solicitor, Morrow Sodali LLC, at Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, by telephone at (800) 662-5200 or via email at Navios@investor.morrowsodali.com.

If a bank, broker or other nominee holds your Navios Containers Common Units, then you should also contact your bank, broker or other nominee for additional information.



| NAVIOS MARITIME PART | Donnelley Financial | VDI-W7-PFD-0513 14.4.11.0 | ADG feucs0nd | 02-Feb-2021 11:05 EST | | 112187 TX 11 | 13* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

For a discussion of the many factors considered by the Navios Partners Board in making its determination and approval, please read the section entitled "The Merger—Reasons for the Approval of the Navios Partners Board."

Material U.S. Federal Income Tax Considerations of the Merger (page 73)

It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger, should qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Containers Common Units that is a United States person (as defined in Section 7701 of the Code) and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger) (the "Intended Tax Treatment"). If the Merger so qualifies, U.S. Holders of Navios Containers Public Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Containers Public Units for Navios Partners Common Units. ***However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify for the Intended Tax Treatment. In addition, neither Navios Containers nor Navios Partners intends to request a ruling from the United States Internal Revenue Service (the "IRS") regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge***.

You should read the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" and consult your own tax advisors regarding the U.S. federal income tax consequences of the Merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Interests of Navios Containers' Directors and Officers in the Merger (page 63)

Certain members of the Navios Containers Board and the Navios Containers executive officers have financial interests in the Merger that are in addition to, and/or different from, the interests of holders of Navios Containers Common Units, but only with respect to indemnification and insurance coverage. In particular, the Merger Agreement provides for director and officer indemnification arrangements for each of Navios Containers' directors and officers and provides existing directors' and officers' liability insurance to the Navios Containers directors and officers that will continue for six years following completion of the Merger. With the exception of three directors and executive officers who collectively hold less than 1% of Navios Containers Common Units, none of the officers or directors of Navios Containers own any Navios Containers Common Units or any other securities of Navios Containers.

In addition, Navios Containers GP and certain members of the Navios Containers Board are affiliated with Navios Partners. Angeliki Frangou, who serves as Navios Containers' Chief Executive Officer and as Chairman of the Navios Containers Board, also serves as Navios Partners' Chief Executive Officer and as Chairman of the Navios Partners Board, and is the indirect owner of the general partner each of Navios Containers and Navios Partners. Efstratios Desypris, a member of the Navios Containers Board, serves as Chief Financial Officer of Navios Partners.

Navios Partners and its affiliates are also parties to several agreements and transactions with Navios Containers. For additional information, see the section entitled "Related Party Transactions."

The Navios Containers Conflicts Committee was aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the Merger Agreement.



| NAVIOS MARITIME PART | Donnelley Financial | VDI-W7-PFD-0513 14.4.11.0 | ADG feucs0nd | 02-Feb-2021 11:06 EST | | 112187 TX 32 | 13* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

The opinion of the Navios Containers Conflicts Committee's financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

The Navios Containers Conflicts Committee will not obtain an updated fairness opinion from its financial advisor as of the date of this proxy statement/prospectus, the Special Meeting or the consummation of the Merger. Changes in the operations and prospects of Navios Partners or Navios Containers, general market and economic conditions and other factors that may be beyond the control of Navios Partners or Navios Containers, and on which the opinion of the financial advisor of the Navios Containers Conflicts Committee were based, may significantly alter the value of Navios Containers or the prices of Navios Partners Common Units by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because the Navios Containers Conflicts Committee currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed.

Navios Partners is organized under the laws of the Republic of the Marshall Islands and a substantial portion of its assets will continue to be, and most of its directors and officers will continue to reside, outside of the United States after the Merger and it may not be possible for unitholders to enforce civil liability provisions of the securities laws of the United States in the Marshall Islands.

Navios Partners is organized under the laws of the Republic of the Marshall Islands. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. After the Merger, substantially all of the combined company's assets will be located outside the United States, and most of the combined company's directors and officers will reside outside the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the combined company and such directors and officers under the U.S. federal securities laws. There is uncertainty as to the enforceability in the Republic of the Marshall Islands by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the U.S. federal securities laws.

If the Merger is not treated as a reorganization with respect to holders of Navios Containers Common Units, then such unitholders may be required to recognize gain for U.S. federal income tax purposes at the time of the exchange of their Navios Containers Public Units in the Merger.

It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger, should qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Containers Common Units that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger). If the Merger so qualifies, U.S. Holders of Navios Containers Public Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Containers Public Units for Navios Partners Common Units. However, qualification of the Merger for the Intended Tax Treatment depends on many factors, and neither Navios Partners nor Navios Containers is making any representation as to whether the Merger should qualify as a reorganization. Moreover, the Intended Tax Treatment will not be binding on the IRS or any court. Under the terms of the Merger Agreement, Navios Partners and Navios Containers have agreed to use reasonable efforts to obtain an opinion of Fried, Frank, Harris, Shriver, and Jacobson LLP, dated as of the Closing Date, substantially to the effect that the Merger should qualify for the Intended Tax Treatment. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify for the Intended Tax Treatment. Moreover, Fried, Frank, Harris, Shriver, and Jacobson LLP's ability to provide its opinion may depend on whether the Optional Second Merger is consummated. In addition, neither Navios Containers nor Navios Partners intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can


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| NAVIOS MARITIME PART | Donnelley Financial | VDI-W7-PFD-0513 14.4.11.0 | ADG feucs0nd | 02-Feb-2021 11:06 EST | | 112187 TX 33 | 11* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge. If the Merger is not treated as a reorganization with respect to holders of Navios Containers Common Units, then a Navios Containers unitholder would recognize gain (but may not be able to recognize loss) for U.S. federal income tax purposes in an amount equal to the excess, if any, of the fair market value of the Navios Partners Common Units received by such holder in the Merger over such holder's tax basis in the Navios Containers Common Units surrendered. Holders of Navios Containers Common Units are urged to consult with their own tax advisors regarding the consequences to them if the Merger is not treated as a reorganization. See "Material U.S. Federal Income Tax Consequences of the Merger." In addition, although Navios Containers does not believe it is currently a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the Code for U.S. federal income tax purposes, if Navios Containers is now or previously was for any year a PFIC, the Merger may be taxable to U.S. Holders of Navios Containers Common Units who owned equity interests in Navios Containers while Navios Containers was a PFIC even if the Merger is treated as a reorganization. U.S. Holders of Navios Containers Common Units who believe they may have held equity interests of Navios Containers while it was a PFIC are urged to consult with their own tax advisors regarding the consequences to them of the Merger.

The Merger may be subject to litigation, which could delay the Merger and prevent the Merger from being completed.

Navios Partners and/or Navios Containers may in the future be party to legal proceedings and claims related to the Merger. Legal challenges to the Merger could result in an injunction, preventing or delaying the completion of the Merger. Any litigation relating to the Merger could require Navios Partners and Navios Containers to incur substantial costs in connection therewith and divert management's attention from their respective businesses.

Risk Factors Relating to the Shipping Industry and the Operation of Navios Partners' Vessels

Navios Partners' business, financial performance and results of operations has been, and may continue to be, adversely affected by the impact of the COVID-19 pandemic.

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to negatively affect Navios Partners' business, financial performance and results of operations, including due to decreased demand for global seaborne dry bulk and container trade and dry bulk and containership charter rates, the extent of which will depend largely on future developments. As a result, many of Navios Partners' estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, Navios Partners' estimates may change in future periods. Navios Partners has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. As of June 30, 2020, it concluded that events and circumstances triggered the existence of potential impairment of our vessels. These indicators included volatility in the charter market, as well as the potential impact the current marketplace may have on Navios Partners' future operations. As a result, Navios Partners performed step one of the impairment assessment of its vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As of June 30, 2020, Navios Partners' assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, Navios Partners recorded an impairment loss of $6.8 million for these vessels, being the difference between the fair value and the vessel's carrying value, together with the carrying value of deferred drydock and special survey costs related to the vessel. As of September 30, 2020, Navios Partners concluded that events and circumstances did not trigger the existence of potential impairment of its vessels, mainly due to the market improvement since June 30, 2020.



| NAVIOS MARITIME PART | Donnelley Financial | NY0146AM100136 14.4.11.0 | ADG quinr0nd | 03-Feb-2021 11:32 EST | | 112187 TX 74 | 13* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Navios Containers Common Units that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Navios Containers Common Units

It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger, should qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Containers Common Units that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger). Under the terms of the Merger Agreement, Navios Partners and Navios Containers have agreed to use reasonable efforts to obtain an opinion of Fried, Frank, Harris, Shriver, and Jacobson LLP, dated as of the Closing Date, substantially to the effect that the Merger should qualify for the Intended Tax Treatment. ***However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify for the Intended Tax Treatment. Moreover, Fried, Frank, Harris, Shriver, and Jacobson LLP's ability to provide its opinion may depend on whether the Optional Second Merger is consummated. In addition, neither Navios Containers nor Navios Partners intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge.***

If the Merger fails to qualify for the Intended Tax Treatment, a U.S. holder of Navios Containers Common Units would recognize gain (but may not be able to recognize loss) in an amount equal to the excess, if any, of the fair market value of the Navios Partners Common Units received by such holder in the Merger over such holder's tax basis in the Navios Containers Common Units surrendered. Gain must be calculated separately for each block of Navios Containers Common Units exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain so recognized generally would be long-term capital gain if the U.S. holder's holding period in a particular block of Navios Containers Common Units exceeds one year at the Effective Time. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder's holding period in Navios Partners Common Units received in the Merger would begin on the day following the Merger. In addition, a U.S. holder generally would be subject to information reporting and would, under certain circumstances, be subject to backup withholding (currently at a rate of 24%) with respect to the Navios Partners Common Units received in the Merger, unless such holder properly establishes an exemption or provides, on a properly completed IRS Form W-9, its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.


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| NAVIOS MARITIME PART | Donnelley Financial | NY0146AM100136 14.4.11.0 | ADG quinr0nd | 03-Feb-2021 11:35 EST | | 112187 TX 75 | 11* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

The remainder of this discussion assumes that the Merger, together with the Optional Second Merger, should qualify for the Intended Tax Treatment.

A U.S. holder receiving Navios Partners Common Units in exchange for Navios Containers Common Units pursuant to the Merger should not recognize any gain or loss.

The U.S. holder's aggregate tax basis in the Navios Partners Common Units received in the Merger should be equal to the U.S. holder's aggregate tax basis in the Navios Containers Common Units surrendered, and the U.S. holder's holding period for the Navios Partners Common Units received in the Merger should include the U.S. holder's holding period of the Navios Containers Common Units surrendered.

Where a U.S. holder acquired different blocks of Navios Containers Common Units at different times and at different prices, such U.S. holder's tax basis and holding period of such Navios Containers Common Units should be determined with reference to each block of Navios Containers Common Units.

Notwithstanding the above, although Navios Containers does not believe it is currently a "passive foreign investment company" within the meaning of Section 1297 of the Code for U.S. federal income tax purposes, if Navios Containers is now or previously was for any year a PFIC, the Merger may be taxable to U.S. Holders of Navios Containers Common Units who owned equity interests in Navios Containers while Navios Containers was a PFIC even if the Merger is treated as a reorganization. U.S. Holders of Navios Containers Common Units who believe they may have held equity interests of Navios Containers while it was a PFIC are urged to consult with their own tax advisors regarding the consequences to them of the Merger.


200D#QrRoqBR@1eML

| NAVIOS MARITIME PART | Donnelley Financial | NY0146AM100136 14.4.11.0 | ADG quinr0nd | 03-Feb-2021 11:35 EST | | 112187 TX 80 | 12* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

whether there has been a material adverse effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which such party operates, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debit, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance from COVID-19 or the worsening thereof, (d) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby, (e) changes in any laws applicable to such party or in accounting regulations or principles or the interpretation thereof that materially affects the Merger Agreement or the transactions contemplated thereby, (f) such party taking any action required or contemplated by the Merger Agreement, (g) any change in the market price or trading volume of the equity securities of such party, (h) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, (i) any failure of such party to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period, or, in the case of a material adverse effect in respect of Navios Partners or Merger Sub, or (j) changes, effects, events or occurrences at Navios Containers or any of its subsidiaries; provided that, in the case of clauses (a), (b), (c), (e) and (h), the adverse impact on such party, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of such party to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby.

◀

Covenants and Other Agreements

Prior to the closing of the Merger, the parties have agreed to promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions to the consummation of the Merger not being satisfied, and (ii) any material breach by the notifying party of any covenant, obligation or agreement contained in the Merger Agreement. In addition, Navios Containers has agreed to, as promptly as practicable following the execution of the Merger Agreement, establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of obtaining the Unitholders Approval.

Prior to the closing of the Merger, the parties have agreed that, subject to specified exceptions or as consented to by the other party in writing, each party agrees to (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (iii) use commercially reasonable efforts to keep in full force and effect all material permits and all material insurance policies maintained by such party, other than changes to such policies made in the ordinary course of business.

Prior to the closing of the Merger and unless the other party consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), and subject to certain specified exceptions, each party has generally agreed not to (and has agreed to cause their respective subsidiaries not to):

- make any material change in the nature of its business and operations;

- make any change in its governing documents in any manner that would reasonably be expected to (i) prohibit or materially impede or delay the Merger or the consummation of the other transactions contemplated thereby or (ii) adversely affect in a material way the rights of holders of its securities;



| NAVIOS MARITIME PART | Donnelley Financial | VDI-W7-PFL-2323 14.4.11.0 | ADG perda0in | 02-Feb-2021 01:43 EST | | 112187 TX 83 | 13* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

- using reasonable best efforts to (i) cause the Navios Partners Common Units issued in the Merger to be approved for listing on the NYSE, and (ii) cause the delisting of the Navios Containers Common Units from Nasdaq as promptly as practicable following the closing of the Merger in compliance with applicable law.

The Merger Agreement provides that, at the request of Navios Containers or the election of Navios Partners, Navios Partners shall cause the surviving entity of the Merger, immediately after the Effective Time and as part of a plan of reorganization, to merge with and into a newly organized limited liability company or limited partnership, in each case that is treated as an entity disregarded as separate from Navios Partners ("Newco"), with Newco as the surviving entity (such merger, the "Optional Second Merger"). Navios Partners intends to elect to cause the Optional Second Merger to occur immediately after the Effective Time. However, the Optional Second Merger may not be consummated if it would reasonably be expected to impede or materially delay consummation of the Merger or adversely affect Navios Partners, Navios Containers, or any of their respective Subsidiaries. See "Material U.S. Federal Income Tax Consequences of the Merger" on page 73 for additional information.

Indemnification and Insurance

Subject to certain terms and conditions specified in the Merger Agreement, Navios Partners has agreed to:

- honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) existing as of the date of the Merger Agreement in favor of certain past and present directors and officers of Navios Containers and its subsidiaries;

- ensure that the governing documents of Navios Containers (or its successor entity), for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors, officers, employees and agents than are set forth in the governing documents of Navios Containers as of the date of the Merger Agreement; and

- maintain officers' and directors' liability insurance covering certain past and present directors and officers of Navios Containers and its subsidiaries who are or were covered by the existing officers' and directors' liability insurance applicable to Navios Containers and its subsidiaries, as applicable, for a period of six years following the Effective Time, on terms substantially no less advantageous to such directors and officers, than such existing insurance.

Termination

Prior to the Effective Time, the Merger Agreement may be terminated:

- by mutual written agreement of the parties thereto;

- by either Navios Partners or Navios Containers, if:

  - the Merger is not consummated on or before the Outside Date, as long as the party seeking to terminate has not otherwise prevented the Merger from occurring by failing to perform or observe in any material respect its obligations under the Merger Agreement;

  - a governmental entity has issued a final and non-appealable order, decree or ruling or has taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger, so long as the party seeking termination has complied with certain of its obligations under the Merger Agreement; or

  - the Unitholder Vote Down occurs;

- by Navios Containers:



200D#QrRopoG09aMC
NAVIOS MARITIME PART | Donnelley Financial | NY0146AM100137 14.4.11.0 | ADG budhc0nd | 02-Feb-2021 14:01 EST | 112187 II 2 | 11*
NMM FORM F-4 | None | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT 1C

3.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(43)
3.3	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(28)
3.4	Certificate of Formation of Navios GP L.L.C.(1)
3.5	Limited Liability Company Agreement of Navios GP L.L.C.(1)
3.6	Certificate of Formation of Navios Maritime Operating L.L.C.(1)
3.7	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)
3.8	Limited Liability Company Agreement of Navios Operating L.L.C.(1)
5.1♦	Opinion of Reeder & Simpson P.C. as to the validity of the securities being registered
8.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain U.S. federal income tax matters.
10.1	Form of Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)
10.2	Form of Management Agreement with Navios ShipManagement Inc.(1)
10.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)
10.4	Form of First Contribution and Conveyance Agreement(1)
10.5	Form of Second Contribution and Conveyance Agreement(1)
10.6	Form of Share Purchase Agreement for Navios TBN I(1)
10.7	Form of Share Purchase Agreement for Navios TBN II(1)
10.8	Revolving Credit and Term Loan Facility Agreement(2)
10.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)
10.10	Share Purchase Agreement for Navios Hope(3)
10.11	Registration Rights Agreement (3)
10.12	Supplemental Agreement, dated June 25, 2008, to the Facility Agreement(4)
10.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)
10.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)
10.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)
10.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)
10.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)
10.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)
10.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)
10.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)
10.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)
10.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)
10.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement(13)

Exhibit B

Changes to the Registration Statement Related to Pareto Securities SA Analysis



| NAVIOS MARITIME PART | Donnelley Financial | NY0146AM100136 14.4.11.0 | ADG quinr0nd | 03-Feb-2021 11:27 EST | 112187 TX 58 | 8* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT 1C |

A summary of the analyses is provided below (values in $ millions except per unit data):

Navios Containers

Items	Brokers	Valuation Data Base
Gross Asset Value	407	480
Gross Debt	(216)	(216)
Cash	28	28
Net Asset Value	**219**	**292**
Units Outstanding	32.5	32.5
Price/Unit	3.6	3.6
Enterprise Value (EV)	306	306
NAV / Unit	6.7	9.0
GAV / Unit	12.5	14.8
P / NAV	0.54x	0.40x
EV / GAV	0.75x	0.64x
Implied Pricing Based on the Exchange Ratio		
P / NAV	0.56x	0.42x
EV / GAV	0.76x	0.65x

Navios Partners

Items	Brokers	Valuation Data Base
Gross Asset Value	759	687
Gross Debt	(470)	(470)
Cash	46	46
Net Asset Value	**335**	**263**
Units Outstanding	11.6	11.6
Price/Unit	9.6	9.6
Enterprise Value (EV)	535	535
NAV / Unit	29.0	22.7
GAV / Unit	65.5	59.3
P / NAV	0.33x	0.42x
EV / GAV	0.70x	0.78x

From this NAV analysis, Pareto derived (i) an implied equity value range for Navios Containers of approximately $115 million to approximately $219 million, representing a range of approximately $3.54 per unit to approximately $6.75 per unit, and (ii) an implied equity value range for Navios Partners of approximately $111 million to approximately $335 million, representing a range of approximately $9.58 per unit to approximately $28.92 per unit.

Earnings-Based Valuation Methods

Earnings-based valuation methods benefit from taking into consideration differences in operational costs, fleet utilization and charter contracts and were therefore chosen as a value benchmark.

Pareto utilized rate forecasts and assumptions received from Navios Containers and Navios Partners as of November 2020, for estimated future earnings for Navios Containers and Navios Partners for the full years of 2021, 2022, 2023 and 2024 and calculated pro forma combined P&L data with the following earnings ratios: (i) pro forma earnings per unit ("EPS"), (ii) attributable EPS to current holders of Navios Containers Common Units, (iii) standalone EPS for Navios Containers, and (iv) EPS accretion or dilution for holders of Navios Containers Common Units.

Such earnings-based valuation was also completed on a stress basis based on rates from published estimates of independent research analysts with respect to the future financial performance of Navios Containers.



| NAVIOS MARITIME PART | Donnelley Financial | NY0146AM100136 14.4.11.0 | ADG quinr0nd | 03-Feb-2021 11:30 EST | | 112187 TX 59 | 7* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

The calculations in the tables below reflect the calculated EPS on (i) a Navios Containers standalone basis and (ii) a pro forma basis:

Standalone EPS		2021	2022	2023	2024
Based on rates received from Navios Containers	USD/unit	3.57	2.33	2.16	2.31

Pro Forma EPS		2021	2022	2023	2024
Based on rates received from Navios Containers and Navios Partners . . .	USD/unit	4.30	4.25	4.83	4.65
Stress test based on rates from Pareto equity research	USD/unit	3.97	3.59	3.38	3.18

From this earnings-based valuation analysis, Pareto derived a pro forma EPS per year of approximately $0.40 per unit (in 2021) to approximately $1.26 per unit (in 2022). In both cases, the stress test based on rates from Pareto equity research was used as the comparable number.

Comparable Company Trading Analysis

In order to assess how the public market values equity units of similar publicly traded companies, Pareto reviewed and compared specific financial data relating to Navios Containers to that of a group of selected companies that Pareto deemed to have similar business and industry characteristics as Navios Containers. The publicly traded companies that Pareto deemed to have similar characteristics to those of Navios Container for the purposes of its analysis were the following:

- Costamare Inc.

- SFL Corporation Ltd.

- Danaos Corporation

- MPC Container Ships ASA

- Capital Product Partners L.P.

- Euroseas Ltd.

None of the selected publicly traded companies are identical or directly comparable to Navios Containers. Such companies were selected on the basis of comparable characteristics, such as industry segment, business model, fleet composition and market capitalization. All of the selected companies have exposure towards container / liner shipping by owning and / or operating container vessels. Moreover, all companies within the selection have core business models built around contracts with medium to longer term duration.

As part of its analysis, Pareto calculated and analyzed for each respective company (i) the ratios of EV to EBITDA from 2019 to 2023, (ii) the ratios of EV to EBIT from 2019 to 2023 and (iii) the price-to-earnings ratios from 2019 to 2023. Pareto calculated all multiples based on closing unit prices as of December 28, 2020 for each respective company. The financial data for the selected publicly traded companies were based on publicly available filings and financial consensus projections provided by FactSet. Due to limited research coverage of the selected companies by equity analysts, lack of forecasted financials and metrics represented a challenge for valuation purposes. However, consensus EBITDA numbers were available for all companies in the group of comparable companies, with the exception of SFL Corporation Ltd. Based on available data points, EV to (consensus) EBITDA was selected as the best valuation metric. Pareto limited the forward-looking analysis based on multiples to 2020 and 2021 to ensure sufficient and valid consensus estimates. EV to EBITDA is a commonly applied earnings metric for publicly traded ship owning companies. The valuation metric also makes it possible to compare market value to earnings without distorting effects from differences in capital structure.



| NAVIOS MARITIME PART | Donnelley Financial | VDI-W7-PFL-2216 14.4.11.0 | ADG rosss0nm | 02-Feb-2021 18:20 EST | | 112187 TX 60 | 7* |
| NMM FORM F-4 | None | | NYM | 15-Jan-2021 16:02 EST | COMP | PS PMT | 1C |

The calculations in the table below reflect a pricing in line with the results of the comparable company trading analysis:

EV/EBITDA 2020E

MPC Container Ships ASA	16.3x
Euroseas Ltd.	10.2x
Navios Containers (at the Exchange Ratio)	7.8x
Navios Containers	7.7x
Costamare Inc.	7.5x
Danaos Corporation	6.0x
Capital Product Partners L.P.	5.3x

EV/EBITDA 2021E

Costamare Inc.	6.7x
Capital Product Partners L.P.	5.6x
Danaos Corporation	5.2x
MPC Container Ships ASA	5.0x
Navios Containers (at the Exchange Ratio)	5.0x
Navios Containers	4.9x
Euroseas Ltd.	4.8x

From this comparable company trading analysis, Pareto derived an implied equity value range for Navios Containers of approximately $134 million, representing a range of approximately $3.39 per unit to approximately $4.13 per unit.

General

The foregoing summary of material financial analyses performed by Pareto does not purport to be a complete description of the analyses or data presented by Pareto to the Navios Containers Conflicts Committee. In connection with the review of the Merger by the Navios Containers Conflicts Committee, Pareto performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Pareto's opinion. In arriving at its opinion, Pareto considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Pareto made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Pareto may have considered various assumptions more or less probable than other assumptions, so that the valuations resulting from any particular analysis described above should therefore not be taken to be Pareto's view of the value of Navios Containers or Navios Partners. No company or partnership used in the above analyses is directly comparable to Navios Containers or Navios Partners. Further, Pareto's analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or partnerships, or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Navios Containers or Navios Partners.

Pareto prepared these analyses for the purpose of providing an opinion to the Navios Containers Conflicts Committee as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Navios Containers Public Units, of the Exchange Ratio and did not constitute a recommendation of the Merger to Navios Containers or a recommendation to any holder of Navios Containers Public Units as to how that holder should vote on any matters relating to the Merger. These analyses do not purport to be appraisals or necessarily to reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Pareto's analyses are inherently subject to substantial uncertainty, and Pareto assumes no responsibility if future results